Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

May 19, 2017

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 Response dated March 2, 2017 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

This letter sets forth the Company’s update as requested by the staff of the Securities and Exchange Commission (the “Staff”) in the conference call on May 10, 2017. The term “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities.

For the sake of clarity, please note the following defined terms that are used in this letter. “Shareholders” refers to shareholders of the Company. “Oak Pacific Interactive” refers to the Cayman company that will be organized to hold the assets that the Company wishes to dispose of. “Cash Dividend” refers to a dividend that will be declared by the Company and will be payable to all of the Shareholders in cash (except insofar as certain Shareholders may have waived their receipt of the cash). “Waiver Private Placement” refers to the sale of at least 80% of Oak Pacific Interactive to Shareholders in exchange for their waiver of their receipt of cash under the Cash Dividend, and “Waiver Purchasers” refers to this group of Shareholders. The Cash Dividend, the Waiver Private Placement and related transactions are referred to collectively as the “Transactions.”

1.        As we discussed previously, the Company raised $91.9 million through its sale of shares of Social Finance Inc. (“SoFi”) in April 2017. The Company believes that this represents the majority of the amount of any Cash Dividend that would need to be paid out. The Company is currently working on several alternatives to raise additional funds to cover the amount of the Cash Dividend that exceeds $91.9 million. These alternatives include: (i) to sell additional SoFi shares; (ii) to sell shares of Oak Pacific Interactive to a group of investors in a private placement for cash; and (iii) to obtain a loan facility for itself or for Oak Pacific Interactive. As the date of this letter, the Company has not entered into binding agreements for any of the alternatives.

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2.       With regards to the Waiver Private Placement, Citibank, N.A. (“Citibank”), the depositary to the Company’s American depositary share (“ADS”) program, has communicated with The Depository Trust Company (“DTC”) regarding the mechanics of the Cash Dividend and the waivers of the Cash Dividend for ADSs that are held through DTC. DTC has confirmed (subject to receiving a finalized description of the proposed Transactions) that elections to waive the Cash Dividend could be processed through the optional dividend system at DTC, which allows DTC participants to make the waiver of the Cash Dividend on behalf of the beneficial owners of the ADSs. Citibank will obtain reports from DTC at set intervals that identify the DTC participants that have made the waiver elections and the number of ADSs as to which the waiver elections pertain. These reports will be forwarded by Citibank to the Company. Each DTC participant will also be required to submit a written instruction form directly to the Company containing confirmations and information on the beneficial owners for which the waiver was made, which will enable the Company to verify the elections made on DTC’s systems. Each Waiver Purchaser will be required to verify his, her or its qualification as an “accredited investor” under the Securities Act of 1933 and a “qualified purchaser” under the Investment Company Act of 1940 by sending documentation directly to the Company. Once the verification of the Waiver Purchaser is completed, the Company will instruct DTC through Citibank to reject the elections of any purported Waiver Purchasers who did not submit the necessary documentation. Once the Company has instructed DTC through Citibank that none of the remaining elections will be rejected, the DTC system will have a complete record of which holders of ADSs in DTC will and will not be eligible to receive the Cash Dividend. This process generally follows procedures that have been used successfully in other corporate actions in the past.

The Company will provide further updates to the Staff as the Transactions progress.

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Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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